Exhibit 3.1

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

The undersigned President and Secretary of Central European Distribution Corporation do hereby certify as follows:

l. The name of the corporation (hereinafter called the “Corporation”) is

Central European Distribution Corporation

2. The Corporation desires to increase its authorized shares from 81.0 million to 121.0 million, 120.0 million of which shares shall be shares of common stock, par value $.01 per share, and 1.0 million of which shall be shares of preferred stock, par value $.01 per share.

3. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 4, 1997, was thereafter amended, and is hereby further amended by deleting Article 4.l and inserting in lieu thereof the following:

“4.1 Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 121.0 million of which 120.0 million shall be Common Stock, having a par value of $.01 per share (“Common Stock”), and 1.0 million shall be Preferred Stock, having a par value of $.01 per share (“Preferred Stock”).”

The remaining paragraphs of Article 4 shall remain unchanged.

4. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has duly caused its corporate seal to be hereunto affixed and this Certificate of Amendment to Certificate of Incorporation to be signed by its President and Secretary as of the 29 day of April 2010.

Attest:

/s/ James Archbold	/s/ William V. Carey
James Archbold	William V. Carey
Secretary	President